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C$ unless otherwise stated                    TSX/NYSE/PSE: MFC SEHK: 945
For Immediate Release
May 26, 2026

Manulife Financial Corporation to Issue S$500 million 2.880% Subordinated Notes Due 2036

TORONTO - Manulife Financial Corporation (“Manulife”) announced today that it has priced an offering in Singapore of S$500 million principal amount of 2.880% subordinated notes due June 4, 2036 (the “Notes”). The offering will be made pursuant to an offering circular dated May 26, 2026 and will qualify as Tier 2 capital for Manulife.
The Notes will bear interest at a fixed rate of 2.880% until June 4, 2031 and thereafter at a rate of 0.931% over the then-prevailing five-year SORA OIS rate. The Notes mature on June 4, 2036.
Manulife may, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem the Notes in whole, but not in part, on June 4, 2031 and on any interest payment date thereafter at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Notes will constitute subordinated indebtedness, ranking equally and rateably with all other subordinated indebtedness of Manulife from time to time issued and outstanding (other than subordinated indebtedness which has been further subordinated in accordance with its terms).
Approval in-principle has been received from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the Notes on the Official List of the SGX-ST. The SGX-ST takes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained in this press release. Admission of the Notes to the Official List of the SGX-ST and quotation of the Notes on the SGX-ST are not to be taken as an indication of the merits of Manulife, its subsidiaries, associated companies or the merits of the Notes.
DBS Bank Ltd., The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch and Standard Chartered Bank (Singapore) Limited, have been appointed as joint lead managers and bookrunners for the offering. Bank of China Limited, Singapore Branch has been appointed as co-manager for the offering.
The offering is expected to close on June 4, 2026.
The Notes have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States or other jurisdiction and may not be offered or sold within the United States, or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or local securities law. The offering will be made solely to non-U.S. persons in offshore transactions pursuant to Regulation S under the Securities Act. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or any other jurisdiction where it is unlawful to do so.
The Notes will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

About Manulife
Manulife Financial Corporation is a leading international financial services provider, headquartered in Toronto, Canada. Anchored in our ambition to be the number one choice for customers, we operate as Manulife across Canada and Asia, and primarily as John Hancock in the United States, providing financial advice, insurance and health solutions for individuals, groups and businesses. Through Manulife Wealth & Asset Management, we offer global investment solutions, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2025, we had more than 37,000 employees, over 106,000 agents, and thousands of distribution partners, serving over 37 million customers with operations across 25 markets globally. We trade as ‘MFC’ on the Toronto, New York, and Philippine stock exchanges, and under ‘945’ on the Hong Kong stock exchange.
Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Fiona McLean Manulife 437-441-7491 fiona_mclean@manulife.com	Investor Relations Derek Theobalds Manulife 416-254-1774 derek_theobalds@manulife.com